

October 24, 2013

Via: E-mail
Mr. Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8, 9000
Ghent, Belgium

> RE: **Remedent, Inc.
> Form 8-K dated October 14, 2013
> Filed October 16, 2013
> File No. 001-15975**

Dear Mr. Van Acker:

In connection with our review of Remedent, Inc.'s Form 8-K filed October 16, 2013 and your response dated October 22, 2013 we have the following additional comments.

Response Letter dated October 22, 2013

1. Please file your October 22, 2013 response letter as correspondence on EDGAR as soon as possible.

2. In your response letter you indicate that you will include in the Amended Form 10-Q for the quarter ending June 30, 2013 a notation indicating "our previously filed June 30, 2013 10-Q was not reviewed by our auditors and therefore should not be relied upon." If you have reached the conclusion that the financial statements should not be relied upon, please tell us your consideration of Item 4.02 Form 8-K. If required, please file the Item 4.02 Form 8-K immediately. Alternatively, if you have not reached a conclusion that the financial statements should not be relied upon and the review by your auditors does not cause you to reach that conclusion, please revise the proposed language to be included to remove the reference to non-reliance on the previously filed financial statements and instead clarify that the financial statements in the original Form 10-Q were not reviewed by an independent public accountant and that the amended Form 10-Q includes financial statements that have been reviewed by a registered independent public accountant.

3. Further to the above, as a result of the reference to the amended Form 10-Q needing to include a notation that the financial statements in the filing have been reviewed by a registered independent public accountant, please note that the amended Form 10-Q must also include a review report from your registered independent public accountant. Refer to Article 8.03 of Regulation S-X.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

You may contact Dennis Hult, Staff Accountant at 202-551-3618 or me at 202-551-3643 if you have questions on any of our comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief